Exhibit (a)(16)

Relypsa, Inc.

100 Cardinal Way

Redwood City, CA 94063

August 4, 2016

Dear Stockholder:

We are pleased to inform you that, on July 20, 2016, Relypsa, Inc. (“Relypsa”) entered into a definitive Agreement and Plan of Merger (the “Merger Agreement”) with Galenica AG (“Parent”) and Vifor Pharma USA Inc., an indirect wholly owned subsidiary of Parent (“Merger Sub”), pursuant to which Merger Sub has commenced a tender offer to purchase all of the outstanding shares of common stock of Relypsa for $32.00 per share in cash (the “Offer Price”), without interest and less any applicable withholding taxes.

If successful, the tender offer will be followed by a merger of Merger Sub with and into Relypsa, with Relypsa continuing as the surviving corporation in the merger as a wholly owned indirect subsidiary of Parent. In the merger, all of the outstanding shares of common stock of Relypsa, other than those shares owned by Parent, Merger Sub or Relypsa or any of their respective direct or indirect wholly owned subsidiaries, shares irrevocably accepted for purchase pursuant to the tender offer and shares owned by holders who have properly and validly perfected appraisal rights under Delaware law, will be converted into the right to receive the Offer Price, without interest and less any applicable withholding taxes.

The Board of Directors of Relypsa has determined that it is in the best interests of Relypsa and its stockholders for Relypsa to enter into the Merger Agreement and approved and declared advisable the Merger Agreement, the performance by Relypsa of its covenants and agreements contained in the Merger Agreement and the consummation of the tender offer and the merger upon the terms and subject to the conditions contained in the Merger Agreement. The Board of Directors of Relypsa recommends that Relypsa’s stockholders accept the tender offer and tender their shares of Relypsa common stock to Merger Sub pursuant to the tender offer.

Accompanying this letter is (i) a copy of Relypsa’s Solicitation/Recommendation Statement on Schedule 14D-9, (ii) Merger Sub’s Offer to Purchase, dated August 4, 2016, which sets forth the terms and conditions of the tender offer and (iii) a Letter of Transmittal containing instructions as to how to tender your shares pursuant to the tender offer. We urge you to read the enclosed materials carefully. The tender offer is scheduled to expire at 12:00 midnight New York City time at the end of the day on August 31, 2016, unless extended.

Sincerely,

John A. Orwin President and Chief Executive Officer